Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighteenth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 19, 2014 at the Conference Room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated December 2, 2014. Out of the Company’s eleven directors, all directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Su Hengxuan and Miao Ping, executive directors of the Company; Miao Jianmin, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; and Bruce D. Moore, Anthony Francis Neoh, Chang Tso Tung, Stephen and Huang Yiping, independent non-executive directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on Nominating Ms. Huang Xiumei as the Financial Controller of the Company

The Board after review and deliberation agreed to appoint Ms. Huang Xiumei as the Financial Controller of the Company. Please refer to the Annex I as attached hereto for the biography of Ms. Huang Xiumei.

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Asset Management Company (Year 2015)

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2015).

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Franklin Asset Management Co., Limited (Year 2015).

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on Authorization for Investment in the Insurance Asset Management Products by the Company for the Year of 2015

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on Authorization for Investment in Real Property for Non Self-use for the Year of 2015

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal on Signing the Outbound Entrusted Investment and Management Agreement with Offshore Investment Managers

The Board agreed that the Company will sign an Outbound Entrusted Investment and Management Agreement according to which the Company will engage five investment managers and three global stock investment managers as entrusted parties to manage the overseas investment assets of the Company, subject to relevant regulatory rules regarding the outbound and inbound investment. The term of the agreement shall be three years and shall become effective upon the date when the China Insurance Regulatory Committee approves the foregoing agreement. The agreement will be deemed to automatically extend for one year provided that neither party decides to terminate the agreement within 60 days prior to expiration date of the agreement.

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the China Life Xin Feng New Endowment Insurance (Type A)

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal on the China Life Xin Feng Annuity Insurance

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal on Nominating the Candidate for the Director of China Life Property & Casualty Insurance Company Limited

Voting result: 11 for, 0 against, with no abstention

11.	Passed the Proposal on the Renewal of the Insurance Sales Framework Agreement between the Company and China Life Property & Casualty Insurance Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Su Hengxuan, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

12.	Passed the Proposal on the Renewal of the Policy Management Agreement between the Company and China Life Insurance (Group) Company

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

13.	Passed the Proposal on Signing the Entrusted Management Service Agreement for Regional Telephone Sales Centers with China Life Ecommerce Company Limited

The Board agreed to sign the Entrusted Management Service Agreement for Regional Telephone Sales Centers with China Life Ecommerce Company Limited (“Ecommerce Company”). According to this agreement, the Company will enter into an entrusted management relationship with the Ecommerce Company regarding the operation and management of the telephone sales centers of the Company and will entrust the Ecommerce Company to operate and manage three regional telephone sales centers and pay the management fees to the Ecommerce Company for its management service. The entrusted party will be entitled to the management fees for all costs incurred from the operation and management of the life insurance telephone sales centers, which includes but not limited to IT related expenses, operation expenses and management compensation. The total amount of such management fees for year 2015 shall not exceed RMB100 million. The term of the agreement shall be one year and shall become effective upon obtaining all the required approvals and authorizations of both parties as well as signing by the legal representatives or authorized representatives from both parties.

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Miao Ping, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

14.	Passed the Proposal on the Renewal of the Asset Management Agreement between the Company and China Life Asset Management Company Limited

The Board approved the renewal of the Asset Management Agreement entered into by and between the Company and China Life Asset Management Company Limited on December 27, 2012 for an additional one-year term according to the automatic renewal provisions thereunder. The renewed term starts from January 1, 2015 and ends on December 31, 2015. The renewal does not affect the annual cap for transaction amount for the year of 2015.

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange. Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Su Hengxuan, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

15.	Passed the Proposal on the Renewal of the Property Leasing Agreement between the Company and China Life Investment Holding Company Limited

The Board approved the renewal of the Property Leasing Agreement between the Company and China Life Investment Holding Company Limited. The term of this agreement starts from January 1, 2015 and ends on December 31, 2017, and it is estimated that the annual cap for the total annual rent will not exceed RMB100 million during the above term; and in case of any adjustment to the leased space, the Company will adjust the rent according to the relevant provisions of this agreement.

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

16.	Passed the Proposal on Signing of the Asset Management Agreement between China Life Insurance Group Company and China Life Asset Management Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

17.	Passed the Proposal on the Revisions to the Overall Risk Management Rules of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 19, 2014

Commission File Number 001-31914

Annex I Biography of Ms. Huang Xiumei

Ms. Huang Xiumei, female, was born in June 1967. Ms. Huang Xiumei has been the General Manager of the Company’s Fujian Branch since October 2011. From 2005 to 2011, she held various positions at the Company’s Fujian Branch, including Assistant to the General Manager, Vice General Manager and Vice General Manager (in charge of the management work). From 1999 to 2005, she held various positions at the Company’s Fujian Branch, including the Deputy Director and Manager of the Financial and Accounting Department and Manager of the Financial Department. Ms. Huang was also the Vice General Manager of the Company’s Fuzhou Branch from 2004 to 2005. Ms. Huang graduated from Fujian Banking School in 1985, majoring in Insurance and graduated from Fuzhou University in 2005, majoring in Accounting. Ms. Huang is a senior certified public accountant.